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+1 212 839 5969 CTEODORO@SIDLEY.COM
AMERICA • ASIA PACIFIC • EUROPE

August 9, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco, Division of Investment Management

Re:	Multi-Select Securities Fund for Puerto Rico Residents
Form RW: Request for Withdrawal of Registration Statement on Form N-1A
Filed on July 29, 2022
(File No. 333-266429)

Ladies and Gentlemen:

    Please be advised that, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Multi-Select Securities Fund for Puerto Rico Residents (the “Fund”) hereby requests the immediate withdrawal of its registration statement on Form N-1A (File No. 333-266429) and the exhibits thereto (collectively, the “Registration Statement”) that were filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2022 (the “July 2022 Filing”).

    The July 2022 Filing was erroneously filed as an N-1A rather than an N-1A/A, and is being re-filed as an N-1A/A under existing File Nos. 333-259176; 811-23686. Accordingly, the Fund respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement on Form N-1A, effective as of the date first set forth above or at the earliest practicable date hereafter. The Registration Statement has not yet become effective and no securities have been sold in connection therewith.

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    Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro

Carla G. Teodoro

cc: Christopher R. Bellacicco

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.